Filed by Allos Therapeutics, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Allos Therapeutics, Inc.

Commission File No. 000-29815

This filing relates to the proposed merger of Allos Therapeutics, Inc., a Delaware corporation (“Allos”) with Alamo Acquisition Sub, Inc. (“Merger Sub”), a Delaware corporation and subsidiary of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of July 19, 2011, by and among Allos, AMAG and Merger Sub.

Additional Information and Where You Can Find It

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between AMAG and Allos will be submitted to the respective stockholders of AMAG and Allos for their consideration.

AMAG will file a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Allos and AMAG and other documents concerning the proposed acquisition with the SEC.  Investors are urged to read the joint proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Allos and AMAG with the SEC at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus and other documents may also be obtained for free by contacting Allos’ Investor Relations by e-mail at investorrelations@allos.com, by telephone at (303) 426-6262 or by mail at Investor Relations, Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, CO 80020 or by contacting AMAG’s Investor Relations by e-mail at asullivan@amagpharma.com, by telephone at (617) 498-3303 or by mail at Investor Relations, AMAG Pharmaceuticals, Inc., 100 Hayden Avenue, Lexington, MA 02421.

Allos, AMAG, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed merger.  Information regarding Allos’ directors and executive officers and their beneficial ownership of Allos’ common stock is also set forth in Allos’ annual proxy statement on Schedule 14A filed with the SEC on April 29, 2011. This document is available free of charge at the Security and Exchange Commission’s website at www.sec.gov or by going to Allos’ Investors page on its corporate website at www.allos.com.  Information concerning AMAG’s directors and executive officers and their beneficial ownership of AMAG’s common stock is set forth in AMAG’s annual proxy statement on Schedule 14A filed with the Security and Exchange Commission on April 18, 2011.  This document is available free of charge at the Security and Exchange Commission’s website at www.sec.gov or by going to AMAG’s Investors page on its corporate website at www.amagpharma.com.  Additional information regarding the persons who may, under the rules of the Security and Exchange Commission, be deemed “participants” in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Allos’ investors or AMAG’s investors generally, will be set forth in the joint proxy statement/prospectus when it is filed with the Security and Exchange Commission.

Forward-Looking Statements

This report contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, are intended to identify such forward-looking statements, but their absence does not mean that a particular statement is not forward-looking.  Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements.  These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. For example, if Allos or AMAG does not receive its respective required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which AMAG or Allos expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of Allos or AMAG stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; disruptions to the businesses of Allos and AMAG during the pendency of the merger and during the realization of the cost synergies, including diminished performance by the commercial organizations due to planned reductions in the size of the sales and marketing organization at the combined company;  the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Allos and AMAG generally, including those set forth in the filings of Allos and AMAG with the SEC, especially in the “Risk Factors” section of Allos’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011, the “Risk Factors” section of AMAG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 9, 2011, and in Allos’ and AMAG’s other periodic reports and filings with the Security and Exchange Commission.  Allos cautions investors not to place undue reliance on the forward-looking statements contained herein.  All forward-looking statements are based on information currently available to Allos on the date hereof, and Allos undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.

I N V E S T O R P R E S E N T A T I O N AMAG Pharmaceuticals and Allos Therapeutics to Merge p g July 20, 2011 Creates Company With Strengthened Commercial Portfolio 1

Forward Looking Statements This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “ j ” “ i l ” “ i ” d h i il i l h i f h i d d id if hf dl ki 2 projects,” potential,” continue,” and other similar terminology or the negative of these terms, are intended to identify such forward-looking statements, but their absence does not mean that a particular statement is not forward-looking. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Examples of such forward looking statements include Allos and AMAG’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company, including potential future revenues, milestone payments and royalties; the combined company's plans, objectives, expectations and intentions with respect to future clinical development and marketing programs; expectations and intentions with respect to future operations; approval of the proposed transaction by requisite stockholders; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction. In any forwardlooking statement in which AMAG or Allos expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forwardlooking statements: failure of Allos or AMAG stockholders to approve the proposed transaction; the challenges and costs of closing the proposed transaction, integrating the two companies, restructuring the combined company; the possibility that the expected synergies will not be realized, or will not be realized within the expected time period; the possibility that future clinical development and marketing programs may be delayed or revised; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Allos and AMAG generally, including those set forth in the filings of Allos and AMAG with the Securities and Exchange Commission, especially in the g y, g g g , p y “Risk Factors” section of Allos’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011, the “Risk Factors” section of AMAG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 9, 2011, and in Allos’ and AMAG’s other periodic reports and filings with the SEC. Allos and AMAG cautions investors not to place undue reliance on the forward-looking statements contained herein. All forward-looking statements are based on information currently available to Allos and AMAG on the date hereof, and Allos and AMAG undertake no obligation to revise or update these forward-looking statements to reflect events or presentation required by law circumstances after the date of this presentation, except as law.

Important Merger Information and Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between AMAG and Allos will be submitted to the respective stockholders of 3 AMAG and Allos for their consideration. AMAG will file a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Allos and AMAG and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the joint proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Allos and AMAG with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and other documents may also be obtained for free by contacting Allos’ Investor Relations by e-mail at investorrelations@allos.com, by telephone at (303) 426-6262 or by mail at Investor Relations, Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, CO 80020 or by contacting AMAG’s Investor Relations by e-mail at cmiceli@amagpharma.com, by telephone at (617) 498-3361 or by mail at Investor Relations, AMAG Pharmaceuticals, Inc., 100 Hayden Avenue, Lexington, MA 02421. Allos, AMAG, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding Allos’ directors and executive officers and their beneficial ownership of Allos’ common stock is also set forth in Allos’ annual proxy statement on Schedule 14A filed with the SEC on April 29, 2011. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Allos’ Investors page on its corporate website at www.allos.com. Information i AMAG’ di d i ffi d h i b fi i l hi f AMAG’ k i f h i AMAG’ concerning AMAG’s directors and executive officers and their beneficial ownership of AMAG’s common stock is set forth in AMAG’s annual proxy statement on Schedule 14A filed with the SEC on April 18, 2011. This document is available free of charge at the SEC’s website at www.sec.gov or by going to AMAG’s Investors page on its corporate website at www.amagpharma.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Allos’ AMAG’s generally Allos investors or AMAG s investors generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Merger Highlights 4 Terms • Stock for stock transaction • 0 1282 AMAG shares for each Allos Allos stockholders will receive 0.1282 share held; total equity value of approximately $686 million Ownership at Closing • AMAG 61% / Allos 39% Cash Position • 30 373 7M; June 30, 2011 combined cash and investments of $373.7M; no debt • Combined company’s cash position expected to be sufficient to reach cash flow positive status Board of Directors • Total of 9 Directors; 5 from AMAG, 4 from Allos • Chairman: Michael Narachi • Director: Paul L. Berns CEO, Headquarters and Name • Brian J.G. Pereira, MD, Chief Executive Officer • Headquarters: Lexington, MA N q g , M • Combined company expected to be renamed to reflect strategic focus Closing Conditions • Subject to customary closing conditions and regulatory approval • Stockholder approval for both Allos and AMAG Transaction Close • Expected in fourth quarter 2011

Financial and Strategic Benefits of Merger . Combined company will have a diversified portfolio of commercial products 5 focused on high-potential markets with overlapping customer segments . FERAHEME® (ferumoxytol injection) – for the treatment of iron deficiency anemia (IDA) in adult patients with chronic kidney disease (CKD) . FOLOTYN® (pralatrexate injection) – for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (PTCL) . Global development programs expected to drive expanded market opportunities for both brands . Combined company expected to realize annual synergies of $55 million to $60 million from cost reductions . Majority to be realized in the first fiscal year after close . Strong balance sheet for business reinvestment and further portfolio diversification

Two Commercial Products with Compelling Value Propositions

6

	FERAHEME	FOLOTYN

Description	• Therapeutic iron formulation delivered via intravenous (IV) injection
	  • U.S. approval June 2009
		• Folate analogue metabolic inhibitor delivered via intravenous (IV) injection
		  • U.S. approval September 2009

Labeled Indication	• Approved for the treatment of iron deficiency anemia (IDA) in adult patients with chronic kidney disease (CKD)	• Approved for the treatment of relapsed or refractory peripheral T-cell lymphoma (R/R PTCL) – 2nd line plus

Label Expansion Opportunities	• Ongoing development program for the treatment of IDA regardless of the underlying cause
	  • Two Phase 3 studies ongoing
	  • Completion of enrollment expected in 2011
	  • sNDA submission expected in 2012
		• Two planned post-approval global Phase 3 registration studies
		• Front-line PTCL
		  • SPA in place, initiation of enrollment expected in 2011
		• Combination study in relapsed or refractory cutaneous T-cell lymphoma (CTCL)
		  • Completion of Phase 1 maximum tolerated dose (MTD) study expected in 2011; initiation of Phase 3 study expected in 2012

Commercial Rights	• Retains U.S. commercialization rights • Ex-U.S. rights licensed to Takeda and 3SBio (China) • EU and Canadian regulatory decisions for IDA in CKD expected in 2011; launches in 2012 • FERAHEME has patent protection through 2020, potentially longer with extensions	• Retains U.S. / Canada commercialization rights • ROW rights licensed to Mundipharma • EU regulatory decision for R/R PTCL expected in early 2012; launch in 2012 • FOLOTYN has patent protection through 2017; potentially to 2022 with extensions; T-cell use patent through 2025

Value Proposition	• Demonstrated clinical efficacy
	• Favorable dosing schedule
	  • Full one gram dose of iron delivered in 2 visits
	  • Rapid IV injection
		• Broad indication in R/R PTCL subtypes
		• Demonstrated durable clinical responses
		• Rapid onset of action
		• Predictable and manageable safety profile
		• Convenient 3 to 5 minute IV push

ALLOS™ THERAPEUTICS

AMAG PHARMACEUTICALS

FERAHEME and FOLOTYN Have Attractive Opportunities for Continued Growth and Value Creation, Sharing Many Common Call Points

7

FERAHEME

Non-dialysis CKD Incidence

- 18 million adults with stage 3 & 4 CKD[1]
- 3 million are anemic (15%)
- >1.6 million[2] have iron deficiency anemia (>50%)

Market detail

- The overall U.S. non-dialysis IV iron market is estimated to be $400 million
- 1.6 million Americans are estimated to have non-dialysis dependent CKD and IDA, a fraction of which are treated
- IV iron for CKD is administered at hematology / oncology infusion center, hospitals and nephrology clinics
- AMAG estimates that approximately 50% of overall IV iron is used in the treatment of CKD

Sources: [1]NDD-CKD: Coresh J, et al. Prevalence of Chronic Kidney Disease in the United States. JAMA, November 2007. DD-CKD. [2]Fishbane, S. et al. Iron Indicies in CKD in the NHANES 1988-2004,CJASN, Jan. 2009, Vol 4, No. 1

FOLOTYN

Peripheral T-Cell Lymphoma – High Unmet Need

- 5,900 newly diagnosed patients
- 4,900 2nd line
- 5,100 3rd line plus

Market detail

- The total U.S. market for second line peripheral T-cell lymphoma is estimated to be $400 million
- The total U.S. relapsed or refractory PTCL treatable population is estimated to be approximately 10,000 patients
- Majority of PTCL patients ultimately have refractory disease to a variety of treatments, such as CHOP
- PTCL patients are treated by hematologist / oncologist
  - Treatment is administered either in the hematology / oncology infusion center, community clinics, academic cancer centers, and hospitals

PTCL Market Sources

1. Incidence and 2nd line patients includes all PTCL subtypes; estimated using market research studies, secondary reports, independent 3rd party research, oncology benchmarks; 2010 U.S. estimates based on Allos analysis
2. The Non-Hodgkin's Lymphoma Classification Project. A clinical evaluation of the International Lymphoma Study Group classification of non-Hodgkin's lymphoma. Blood. 1997;89(11):3909-3908.
3. Hennessy BT, Hanrahan EO, Daly PA. Non-Hodgkin lymphoma: an update [review]. Lancet Oncol. 2004;5(6):341-353.
4. O'Leary HM, Savage KJ. Novel therapies in peripheral T-cell lymphomas [review]. Curr Oncol Rep. 2008;134(5):202-207.
5. Market size based on range of average single agents used off-label in U.S. - This is not a FOLOTYN forecast.

ALLOS™ THERAPEUTICS

AMAG PHARMACEUTICALS

Strengthened Commercial Company Expected to Leverage Customer Relationships for Brands . Products: FERAHEME and FOLOTYN 8 . Address attractive markets with targeted sales force . Improved share of voice . Target call points include hematology / oncology infusion centers, g p gy/ gy , community clinics, academic cancer centers, hospitals & strategic nephrology customers . Market Opportunity: Hematology / Oncology Sites of Care . Facilitates increased brand awareness and market penetration . Optimizes promotional selling time through two-product call across healthcare provider continuum (physicians, nurses, h i ffi d i i ) pharmacists, office administrators, etc.) . Enhances visibility of both products through existing KOL relationships

Global Development Programs Expected to Drive Expanded Market Opportunities . Strategic collaborations outside the U.S. with industry leaders — with T k d i l U S i d 3Sbi i Chi f FERAHEME d 9 Takeda in several ex-U.S. regions and 3Sbio in China for FERAHEME, and Mundipharma for FOLOTYN ex-U.S. and Canada . FERAHEME marketing applications are under review in the EU, Canada and Switzerland for the treatment of IDA in adult CKD patients, regulatory p g y decisions expected in the EU and Canada in 2011 and in Switzerland in 2012 . FERAHEME is being evaluated in a global registration program for a broad IDA indication; completion of enrollment is expected by year end 2011 . FOLOTYN marketing application is under review in the EU for the treatment of patients with relapsed or refractory PTCL, regulatory decision in EU expected in early 2012 . FOLOTYN will be evaluated in two Phase 3 global registration studies exploring its activity in first-line PTCL and relapsed or refractory cutaneous T-cell lymphoma

Multiple Milestones Provide Future Growth Opportunities

10

2H 2011 Milestones

FERAHEME

- CHMP recommendation expected for EU MAA for IDA in CKD
- Decision expected regarding Canadian regulatory application for IDA in CKD
- Complete enrollment of IDA Phase 3 trials

FOLOTYN

- Pursue EU regulatory approval for R/R PTCL
- Initiate Phase 3 study in first line PTCL; SPA agreement with FDA in place
- Seek FDA agreement for Phase 3 combination study in R/R cutaneous T-cell lymphoma

2012 Milestones

FERAHEME

- sNDA submission to FDA and EMA for broad IDA indication
- EU CKD launch
- Canadian CKD launch
- Swiss CKD Decision / Launch

FOLOTYN

- Decision expected in EU for R/R PTCL in early 2012
- EU R/R PTCL launch
- Initiate Phase 3 global registration combination study in patients with R/R CTCL

ALLOS™ THERAPEUTICS

AMAG PHARMACEUTICALS

Potential for Significant Milestone Payments and Royalties from Established Collaborations FERAHEME FOLOTYN 11 . Takeda: Strategic alliance for developments and commercialization of FERAHEME . $60 million upfront payment received in 2010 . Up to $220 million in potential development and milestones $33 . Mundipharma: Strategic collaboration for the codevelopment and commercialization of FOLOTYN outside the U.S. and Canada . $50 million upfront payment received in May 2011 U $310 5 illi i i l l d commercial milestones, which includes up to million of potential milestones related to EU and Canadian approvals and launches in IDA in CKD . Double-digit, tiered royalties based on net sales in licensed territories . Up to 310.5 million in potential regulatory and commercial progress- and sales-dependent milestone payments . Double-digit, tiered royalties based on net sales in licensed territories . FERAHEME commercial rights . AMAG retains full commercial rights in the U.S. . Takeda has rights in select ex-U.S. territories, including Europe; . Joint funding of R&D costs, initially 60% Allos and 40% Mundipharma, changes to 50:50 if certain predefined milestones are achieved, including approval of EU MAA currently under review . FOLOTYN commercial rights . 3SBio: responsible for development and commercialization in China . Allos retains full commercial rights in the U.S. and Canada . Mundipharma has rights in the rest of world C bi d h t ti l t t $530 5 illi i d l t d i l il t Combined company has potential to earn up to 530.5 million in development and commercial milestones

Combined Company Expected to Realize Annual Synergies of $55 to $60 Million Expected Annual Primary Driver 12 Synergies Selling, General and Administrative $38 mm - $41 mm .Rationalization of redundant public company expenses (includes facilities rationalization) . Rationalization of redundant personnel, including field force optimization .Consolidation of headquarters to Lexington, MA Research & Development $17 mm - $19 mm .Rationalization of redundant personnel Total $55 mm - $60 mm* • Majority of synergies expected to be realized in 2012 *excludes stock-based compensation expense synergies

2010 Net Product Revenues 2010 Net Product Revenue ($MM) 2010 Net Product Revenue Contribution % 13 FOLOTYN 90 100 60 70 80 30 40 50 FERAHEME 0 10 20 FERAHEME FOLOTYN Combined

Financial and Strategic Benefits of Merger . Combined company will have a diversified portfolio of commercial d f d hi h i l k i h l i 14 products focused on high-potential markets with overlapping customer segments . FERAHEME® (ferumoxytol injection) – for the treatment of iron deficiency anemia (IDA) in adult patients with chronic kidney disease (CKD) . FOLOTYN® (pralatrexate injection) – for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (PTCL) . Global development programs expected to drive expanded market opportunities for both brands . Combined company expected to realize annual synergies of $55 million to $60 million from cost reductions . Majority to be realized in the first fiscal year after close . Strong balance sheet for business reinvestment and further portfolio diversification

I N V E S T O R P R E S E N T A T I O N AMAG Pharmaceuticals and Allos Therapeutics to Merge p g July 20, 2011 Creates Company With Strengthened Commercial Portfolio